OneMain Financial Holdings, LLC
(f/k/a OneMain Financial Holdings, Inc.)
100 International Drive, 18th Floor
Baltimore, MD 21202
(410) 332-3000

January 22, 2016
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OneMain Financial Holdings, LLC (f/k/a OneMain Financial Holdings, Inc.)
Application for Withdrawal Pursuant to Rule 477
Registration Statement on Form S-1 (File No. 333-199206)
To Whom It May Concern:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), OneMain Financial Holdings, LLC (f/k/a OneMain Financial Holdings, Inc.) (the “Company”) hereby requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-199206), as initially filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2014 (the “Registration Statement”), be withdrawn effective immediately.
The Registration Statement was filed in connection with a proposed initial public offering of common stock, without par value (the “Common Stock”). The Company has determined not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement. The Registration Statement has not been declared effective, and the Company confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.
Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Company also requests that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) promulgated under the Act.
Please provide a copy of the Order to the undersigned via email at april.park@onemainfinancial.com or via facsimile at (800) 459-5689, with copies to Jeffrey Karpf, Esq. of Cleary, Gottlieb, Steen & Hamilton LLP, via email at jkarpf@cgsh.com or via facsimile at (212) 225-3999, and Jack Erkilla, Esq., via email at jack.erkilla@springleaf.com or via facsimile at (812) 468-5396.
If you have any questions regarding the foregoing application for withdrawal, please contact Jack Erkilla, Esq. directly at (812) 468-5656.

Very truly yours,

/s/ April Park
April Park
General Counsel, OneMain Financial Holdings, LLC (f/k/a OneMain Financial Holdings, Inc.)
cc: Jeffrey Karpf, Esq.
Jack Erkilla, Esq.